SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

RELIANT HOLDINGS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

75955V108

(CUSIP Number)

Elijah May

12343 Hymeadow Drive, Suite 3-A

Austin, Texas 78750

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 13, 2024

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955V108

1	NAME OF REPORTING PERSON Elijah May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,675,850(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,200,000
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,675,850(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.6%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 4,475,850 shares which Mr. May has the sole right to vote pursuant to the Voting Agreement, defined and discussed below.

(2)	Based on the number of shares of common stock outstanding as of the date of this Schedule 13D (16,785,000), as confirmed by the Issuer’s Transfer Agent.

CUSIP No. 75955V108

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2018, as amended by Amendment No. 1 thereto filed with the Commission on April 1, 2021 and Amendment No. 2 thereto filed with the Commission on June 28, 2021, by Elijah May, the “Reporting Person” (as amended to date, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 1. Security and Issuer.

This Schedule 13D, and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Reliant Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”), which has its principal executive offices at 12343 Hymeadow Drive, Suite 3-A, Austin, Texas 78750.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and modified to add the additional disclosures below:

On June 14, 2024, the Reporting Person sold all 1,000 shares of the Series A Preferred Stock which he held to Mount Olympus Ventures, Inc. a third party, in a private transaction, for $400,000.

Item 5.  Interest in Securities of the Issuer.

(a)

Mr. May beneficially owns 9,675,850 shares of common stock (57.6% of the Issuer’s outstanding common stock, based on 16,785,000 shares of the Issuer’s common stock outstanding as of the date of this Schedule 13D, as confirmed by the Issuer’s transfer agent), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3 (as incorporated herein by reference).

(b)

Mr. May holds the sole power to vote 9,675,850 shares of common stock (57.6% of the Issuer’s outstanding common stock), which includes 4,475,850 shares of common stock which he has the right to vote pursuant to the terms of the Voting Agreement defined and described in Item 3 (as incorporated herein by reference), and sole power to dispose of 5,200,000 shares of common stock.  Mr. May does not share the power to vote or dispose of any securities with any other person.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 5,200,000 shares of common stock held directly by Mr. May.

(e)	N/A

CUSIP No. 75955V108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2024

By:	/s/ Elijah May
Elijah May